Exhibit 99.1

GDS Announces Changes to Board of Directors

SHANGHAI, China, December 7, 2023 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced, effective December 4, 2023, that Mr. Lee Choong Kwong, director of the board of directors (“Board”), resigned from the Board for personal reasons.

The Company also announced the appointment of Mr. Liu Chee Ming to the Board as a director effective December 4, 2023. Mr. Liu has been appointed as a director by STT GDC Pte Ltd. pursuant to the exercise of its appointment right under the GDS Articles of Association.

Mr. Liu has over 40 years of experience across the financial services sector across Asia Pacific. Mr. Liu is currently the Managing Director of Platinum Holdings Company Limited, which he established in March 1996. Mr. Liu is an Independent Non-Executive Director of ST Telemedia since September 2020. He has also been an Independent Director of OUE Hospitality Trust Management Pte. Ltd. since June 2013. In June 2018, he was appointed as an Independent Non-Executive Director of DBS Bank (Hong Kong) Limited, where he also chairs the remuneration committee. He was also appointed as a Director of SingEx-Sphere Holdings Pte Ltd (now known as Constellar Holdings Pte. Ltd.) in April 2021 and was appointed as an Independent Non-Executive Director of MGM China Holdings Limited in May 2021. Mr. Liu was a member of the Takeovers Appeal Committee and the Deputy Chairman of the Takeovers and Mergers Panel of the Securities and Futures Commission in Hong Kong from April 2008 to March 2010, April 2014 to March 2016 and April 2018 to March 2020. Between July 2019 and July 2023, he was a member of the Listing Review Committee of the Stock Exchange of Hong Kong Limited. Mr. Liu has been a Governor of the Singapore International School (Hong Kong) since May 2006 and was appointed as the Chairman of the Board of Governors of the Singapore International School (Hong Kong) in January 2020. Mr. Liu was an Independent Supervisor of the Supervisory Committee of Dalian Wanda Commercial Properties Co., Ltd. (a company which was listed on the Hong Kong Stock Exchange and privatised in September 2016) from May 2015 to March 2019. Mr. Liu holds a Bachelor of Business Administration from the former University of Singapore.

“We want to express our thanks to Mr. Lee for his service to the Board as a director. Mr. Lee joined the Board in 2014 and has contributed to GDS’s long-term growth over the last nine years. We wish him well on his future endeavors,” stated Mr. William Huang, chairman and chief executive officer of GDS Holdings. “We are also delighted to welcome Mr. Liu to the Board, who we believe will add value to our already strong Board.”

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited